Exhibit 99.2

Tri-Valley Corporation and OPUS Special Committee Agree to Preliminary Terms on Restructuring and Resolution of Alleged Claims

BAKERSFIELD, Calif.--August 19, 2011--Tri-Valley Corporation (NYSE Amex: TIV) (“Tri-Valley”) and the OPUS Special Committee (the “Special Committee”) announced today that they have reached preliminary, amicable terms resolving matters that will support the continued development and financing of the Pleasant Valley (“PV”) Oil Sands Project.

As previously disclosed, the Special Committee was formed to ensure the interests of OPUS partners would be represented independently of Tri-Valley in connection with Tri-Valley’s review and resolution of potential claims brought to Tri-Valley’s attention by OPUS partner, G. Robert Miller, in August 2010. Mr. Miller serves on the Special Committee. These claims relate to alleged breaches of the governing partnership agreements, including (i) Tri-Valley’s allocation of certain oil and gas lease acquisition and title defense costs to OPUS, (ii) the amount of turnkey drilling and well completion costs charged to OPUS, and (iii) the amount of fees charged to OPUS for the work performed by finders who assisted in the placement of partnership units.

After a thorough review of the claims, facts, and legal bases presented by the Special Committee in support of their alleged claims, and following good faith negotiations between Tri-Valley and the Special Committee, the parties have agreed on the following preliminary terms to resolve the issues, which will be unanimously recommended by the Special Committee and the Tri-Valley Board of Directors to the OPUS partners for ratification:

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Entry into a new limited liability joint venture company for the development of the PV Oil Sands Project.  Tri-Valley and the OPUS partnership will contribute to the new joint venture company their respective working and record title interests in the various PV oil and gas leases and related assets (“PV Properties”);

●	Tri-Valley will contribute 100% of its overriding royalty interests (“ORRIs”) on each of the PV Properties to the new joint venture company;

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Tri-Valley will own a 25% equity interest in the new company and current OPUS partners will collectively own a 75% equity interest in the new company, subject to the distribution preferences payable to the OPUS partners described below;

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$32.3 million (plus a 5.25% per annum additional accrual attributable to the OPUS Preferred Return Amount, as described below) will be allocated to current OPUS partners on a prospective basis from the following two sources:

o           The ORRIs.  The parties have assigned a discounted, net present value of $12.0 million to the portion of the ORRIs attributable to the OPUS partners that will be contributed by Tri-Valley. This amount is based on the expected future revenues to be generated under the ORRIs by the new joint venture company.

o           Preferential Right of Return. The remaining $20.3 million (plus a 5.25% per annum accrual on any unreturned portion thereof until satisfied) (collectively, the “OPUS Preferred Return Amount”) will be funded from Tri-Valley’s portion of the net cash flow generated by the new joint venture company from the PV Oil Sands Project.  All net cash flow generated by the joint venture company that would otherwise be allocable to Tri-Valley will instead be allocated solely to the current OPUS partners until such time as the OPUS Preferred Return Amount is satisfied in full. After satisfaction in full of the OPUS Preferred Return Amount, all net cash flow generated by the joint venture company will be allocated 25% to Tri-Valley and 75% to current OPUS partners;

●	Tri-Valley will pledge its 25% equity interest in the new joint venture company as security for satisfaction of the OPUS Preferred Return Amount;

●	Tri-Valley or one of its wholly owned subsidiaries will be the operating manager of the new joint venture company (“Manager”);

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A new management committee of the joint venture company will be formed, and is expected to be comprised of three current OPUS partners yet to be selected. The management committee will work together with Tri-Valley, as Manager, to secure project financing on mutually agreeable terms;

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At the closing, Tri-Valley will either provide or obtain a financing commitment for the new joint venture company to fund three SAGD wells, as follows: (i) within six months after closing, commitment to fund the drilling, completion and equipping of a SAGD pilot project on the PV Properties, and (ii) within six months after the completion of the SAGD pilot project, assuming the SAGD pilot project is successful and meets certain mutually agreeable performance standards, commitment to fund the drilling, completion and equipping of two additional SAGD wells on the PV Properties;

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The existing tolling agreement executed in September 2010 with G. Robert Miller will be replaced by a new tolling agreement.  The new tolling agreement, which will be put in place by Mr. Miller for the benefit of current OPUS partners, will be designed to give Tri-Valley the ability to satisfy the OPUS Preferred Return Amount on a prospective basis from the net cash flow to be generated by the new joint venture company without the threat of litigation;

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Each member of the Special Committee will execute covenants not to sue and contingent general releases in favor of Tri-Valley and each of its affiliates.  The releases will become effective only upon the earlier to occur of (i) satisfaction in full of the OPUS Preferred Return Amount, or (ii) such time as the equity interests in the new joint venture company pledged by Tri-Valley as security for satisfaction of the OPUS Preferred Return Amount are valued at 150% or more of the OPUS Preferred Return Amount then remaining unsatisfied, plus interest expected to accrue thereon prior to satisfaction.  The valuation of Tri-Valley’s equity interests will be conducted by an independent third party, based on mutually agreeable criteria; and

●	Each member of the Special Committee has agreed to enter into voting agreements approving the transaction.

“Tri-Valley had two primary objectives when we formed the OPUS Special Committee, the first being to amicably resolve outstanding issues between OPUS and Tri-Valley, and the second being to formulate a plan that would give us the best opportunity, as collaborative partners, to maximize the potential value we all see at Pleasant Valley, for OPUS and Tri-Valley alike,” said Maston N. Cunningham, President and Chief Executive Officer of Tri-Valley.  “We believe we are well on our way to accomplishing both objectives, each of which is in the long-term interests of Tri-Valley shareholders and OPUS partners.”

“The OPUS Special Committee very much appreciates the positive attitude and candor with which Tri-Valley has engaged in discussions with the Committee.  From the beginning of this process, Tri-Valley and the Committee have shared the objective of agreeing upon an equitable outcome, while enabling our two organizations to work productively together to pursue plans to maximize the assets of the Pleasant Valley Oil Sands Project,” commented G. Robert Miller, who serves on the Special Committee. “We firmly believe that we have taken a huge step toward the accomplishment of our mutual objective.”

Consummation of the transactions contemplated by the agreed-upon term sheet is subject to a number of conditions being satisfied, including, but not limited to, the negotiation and execution of definitive agreements, the ratification of the settlement terms and new operating structure by the Board of Directors of Tri-Valley and at least a majority in interest of the OPUS partners (not including the interests held by affiliates of Tri-Valley), and no court order or regulatory action enjoining the consummation of the transactions contemplated by the term sheet.

About Tri-Valley

Tri-Valley Corporation explores for and produces oil and natural gas in California and has two exploration-stage gold properties in Alaska. Tri-Valley is incorporated in Delaware and is publicly traded on the NYSE Amex exchange under the symbol “TIV.” Tri-Valley’s website, which includes all SEC filings, is www.tri-valleycorp.com.

About OPUS

In 2002, Tri-Valley Corporation created a Delaware limited partnership called the TVC OPUS 1 Drilling Program, L.P. The purpose of this partnership was to raise $100 million by selling partnership units to conduct wildcat exploration. In 2006, OPUS began developing producing properties. The TVC OPUS 1 Drilling Program, L.P. has a 75% working interest in the Pleasant Valley Oil Sands Project in the Oxnard Oil Field, with the remaining 25% working interest held by Tri-Valley Oil & Gas Co., a wholly-owned subsidiary of Tri-Valley Corporation. Tri-Valley Corporation is the managing partner of the TVC OPUS 1 Drilling Program, L.P.

Special Note Regarding Forward-Looking Statements

All statements contained in this press release that refer to future events or other non-historical matters are forward-looking statements. Although Tri-Valley does not make forward-looking statements unless it believes it has a reasonable basis for doing so, Tri-Valley cannot guarantee their accuracy. These statements are only predictions based on management’s expectations as of the date of this press release, and involve known and unknown risks, uncertainties and other factors, including: our ability, and the new joint venture company’s ability, to obtain additional funding; fluctuations in oil and natural gas prices; imprecise estimates of oil reserves; drilling hazards such as equipment failures, fires, explosions, blow-outs, and pipe failure; shortages or delays in the delivery of drilling rigs and other equipment; problems in delivery to market; adverse weather conditions; compliance with governmental and regulatory requirements; geographical concentration of oil and gas reserves in the State of California; inability to enter into or maintain strategic and joint venture partnerships; pending and threatened lawsuits against us; potential rescission rights stemming from our potential violation of Section 5 of the Securities Act of 1933; and such other risks and factors that are discussed in our filings with the Securities and Exchange Commission from time to time, including under “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in Tri-Valley’s Annual Report on Form 10-K for the year ended December 31, 2010, and under “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Part II, Item 1A. Risk Factors,” contained in Tri-Valley’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2011, respectively. Except as required by law, Tri-Valley undertakes no obligation to update or revise publicly any of the forward-looking statements after the date of this press release to conform such statements to actual results or to reflect events or circumstances occurring after the date of this press release.

Notice to OPUS Partners and Additional Information about the Restructuring Transaction

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The equity interests of the new joint venture company to be issued in connection with the restructuring transaction will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  No securities of the new joint venture company will be issued or sold in any state in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such state.

In connection with the potential restructuring transaction, Tri-Valley Corporation, as the managing partner of OPUS, will prepare and distribute an Information Statement and Consent Solicitation to all OPUS partners.  OPUS partners are urged to read carefully the Information Statement and Consent Solicitation, and the other relevant materials, when they become available before making any voting or investment decision with respect to the proposed restructuring transaction, because they will contain important information about the transaction and the parties to the transaction.  Tri-Valley Corporation and its respective directors, executive officers, and employees are expected to participate in the solicitation of consents to the proposed restructuring transaction from OPUS partners.  OPUS partners may obtain more detailed information regarding the names, affiliations and interests of certain of Tri-Valley’s executive officers, directors and/or other employees in the solicitation by reading the Information Statement and Consent Solicitation, and other relevant materials, when they become available and are distributed to the OPUS partners.

When available, Tri-Valley Corporation will distribute the Information Statement and Consent Solicitation, and other relevant materials, to all OPUS partners of record.  OPUS partners may obtain free copies of the Information Statement and Consent Solicitation, when available, by contacting Tri-Valley Corporation at 4927 Calloway Drive, Bakersfield, California 93312, or at (661) 864-0500.

CONTACT:

Company Contact:
Tri-Valley Corporation
John Durbin, 661-864-0500
jdurbin@tri-valleycorp.com

or

Investor Contacts:
EVC Group, Inc.
Doug Sherk/Jenifer Kirtland, 415-568-4887
dsherk@evcgroup.com
jkirtland@evcgroup.com

or

Media Contact:
EVC Group, Inc.
Chris Gale, 646-201-5431
cgale@evcgroup.com